

Mail Stop 4561

April 24, 2008

By U.S. Mail and facsimile to (864) 239-6423

Mr. James R. Gordon
EVP & Chief Financial Officer
The South Financial Group, Inc.
102 Main Street
Greenville, SC 29601

> **RE:** **The South Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-15083**

Dear Mr. Gordon:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings beginning with your March 31, 2008 Form 10-Q in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business
Supervision and Regulation, page 5

1.   Please supplementally describe any agreement, oral or written, with any of your regulators or their representatives.

Item 7. Management's Discussion and Analysis

Balance Sheet Review – Loans, page 22

2.   We note your disclosure on page 25 that your loan portfolio's largest concentration is in commercial real estate loans. Given this concentration, the increased risks associated with this type of lending and the well publicized slowdown and stresses in the commercial real estate market in certain states (including Florida), please revise your future filings to provide detailed disclosure regarding your risk management practices with respect to commercial real estate lending. Consider addressing the following in your revised disclosures:

- Describe the significant terms of each type of commercial real estate loan product offered, including underwriting standards used for each product, maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and collateral values, and changes from period to period;

- Explain how often you obtain updated appraisals;

- Describe risk mitigation transactions used to reduce credit risk exposure, such as insurance arrangements, credit default agreements or credit derivatives, and disclose the impact that such mitigation strategies have had on your financial statements;

- Disclose the degree to which you perform portfolio-level stress tests or sensitivity analysis to quantify the impact of changing economic conditions on asset quality, earnings and capital; and

- Disclose trends related to commercial real estate loans that may result in higher credit risk that are reasonably likely to have a material favorable or unfavorable impact on net interest income after the provision for loan loss.

3.   We refer to your disclosure in Table 4 on page 26 concerning your commercial real estate loans by geographic diversification and product type. In light of the significant deterioration in the commercial real estate markets in certain geographical areas, including Florida, please revise future filings to disclose your credit quality indicators (e.g. charge-offs, nonperforming, accruing past due 90 days) by geographic region (state or locality) and product type (completed income property, acquisition and development – residential and commercial, construction – residential and commercial, and undeveloped land).

Credit Quality, page 28

4.   We note the continued deterioration in the credit quality of your loan portfolio,
        particularly with respect to commercial real estate loans. Please revise your disclosure in
        future filings to more clearly bridge the gap between the significant changes in your
        recent credit experience and evidence of changes in your overall credit environment with
        the modest increase in your allowance for loan losses.

5.   We refer you to Instruction 2 to Item III.C. of Industry Guide 3 which requires
        disclosures about loans which are not now disclosed as past due but where known
        information about possible credit problems of borrowers causes management to have
        serious doubts as to the ability of such borrowers to comply with the present loan
        repayment terms and which may result in their being included later in past due loans.
        Please revise your future filings to provide disclosure about potential problem loans to
        the extent applicable.

Allowance for Loan Losses and Reserve for Unfunded Lending Commitments, page 29

6.   We note your brief disclosure on page 29 of your methodology for determining your
        allowance for loan losses. Given that you consider this to be a critical accounting policy
        that involves significant management judgment, please revise your future filings to
        describe in a more comprehensive and clear manner your accounting policies for
        determining the amount of the allowance in a level of detail sufficient to explain and
        describe the systematic analysis and procedural discipline applied. Consider the
        following in your revised disclosure:

        •   Describe and quantify each element of the allowance, and explain how your
            procedural discipline was applied in determining the amount of each specific element;

        •   For those loans grouped by pool or by grading with type, describe the basis for those
            groupings and the methods for determining loss factors to be applied to those groups;

        •   Describe how you select your best estimate of the allowance from the range of
            probable losses and whether the point in the range that reflects your best estimate
            changes from period to period. In other words, disclose whether in some periods you
            may select the midpoint of the range while others you may select a point closer to the
            low or high point of the range and if so, explain what factors you consider in
            determining the appropriate point in the range that reflects your best estimate; and

        •   Disclose any changes that have been made to your allowance methodology and the
            impact of those changes on your financial statements.

7.   We refer to the charge-off data disclosed in Table 9 on page 30. Please provide us with a reconciliation of your charge-offs by loan type as disclosed in this table to the charge-off data reported on Schedule RI-B Part I of your Call Report for the quarter ended December 31, 2007.

8.   As a related matter, please explain how your charge-off loan categories are consistent with your definitions on page 24 of your Form 10-K. For example, you disclose that commercial real estate loans include loans to acquire land for development, land development loans and construction loans. We note that you reported $25.0 million of charge-offs related to these types of loans in your Call Report; however it is not clear where these charge-offs are reflected in Table 9 of your Form 10-K. It appears that you have classified a significant portion of these charge-offs as consumer-related.

Liquidity, page 55

9.   We note your disclosure that you believe your available borrowing capacity and efforts to grow deposits are sufficient to provide the necessary funding for 2008. Please revise your future filings to provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. Refer to Section IV of Release No. 33-8350.

10.   Given your reliance on wholesale borrowings (including brokered deposits), please revise your future filings to provide a more comprehensive discussion of your liquidity risk management policies. Include a description of your liquidity contingency plan which should address how you expect funding requirements to evolve under various scenarios (including adverse conditions) and your procedures for making up cash flow shortfalls in emergency situations.

                                        *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant